LATHROP
& GAGE L.C.

JACK M. MERRITTS (720) 931-3217 EMAIL: JMERRITTS@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	REPUBLIC PLAZA 370 17TH STREET, SUITE 4650 DENVER, COLORADO 80202-5607 (720) 931-3200, FAX (720) 931-3201

October 24, 2006

Karl Hiller, Branch Chief
Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re:       Unioil
            Form 10-QSB for the Quarter Ended June 30, 2006
            Filed August 18, 2006
            Response Letter Dated September 8, 2006
            File No. 0-10089

Dear Mr. Hiller and Ms. Towner:

            We are in receipt of your letter dated October 11, 2006, in which you offer comments on the above referenced report and correspondence.  Your letter requests that Unioil (the “Company”) respond to your comments within ten (10) business days, (i.e., on or before October 25, 2006) or advise you when a response will be provided.  Due to conflicting travel and work schedules of the legal and accounting professionals who must assist Unioil in that response, we believe that we will be able to respond to the comments in your letter of October 11, 2006 by Wednesday, November 8, 2006.

                                                                                                            Very truly yours,

                                                                                                            LATHROP & GAGE L.C.

                                                                                                            By:     /s/ Jack M. Merritts
                                                                                                                        Jack M. Merritts

:sy
cc:        Charles E. Ayers, Jr.